ARISTA NETWORKS, INC.

5453 Great America Parkway

Santa Clara, California 95054

January 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Inessa Kessman and Robert Littlepage

Re:	Arista Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 13, 2024

File No. 001-36468

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) to Arista Networks, Inc. (the “Company”) received by letter dated January 7, 2025 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K for the annual period ended December 31, 2023 filed on February 13, 2024 (the “2023 Annual Report”). For your convenience, we have repeated the comments contained in the Comment Letter before the Company’s response. Page references herein correspond to the page of the 2023 Annual Report. References to “we,” or “our” mean the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

1.

We note in your response to prior comment 1 you refer to the CODM using certain metrics to evaluate financial performance or make resource allocation decisions. However, please note the guidance in Item 303 of Regulation S-K states, “the objective of the MD&A is to allow investors to view registrants from management’s perspective.” If management is provided underlying historical data “to illuminate potential influences on our revenue,” or “to understand the relative mix of revenue for these categories,” then it appears investors should also have access to this revenue information. Please revise accordingly and provide us with your proposed future disclosure.

The Company respectfully advises the Staff that it will disclose the approximate percentages of revenue of our current customer categories (Cloud and AI Titans, Enterprise, and Providers) on an annual basis in Management’s Discussion & Analysis beginning with its Form 10-K for the fiscal year ending December 31, 2024 (the “FY 2024 10-K”) as stated in the Company’s previous response letter. In addition, the Company will also disclose the approximate percentages of revenue for its product categories, which include Core (Data Center and Cloud Networks), Cognitive Adjacencies (Campus and Routing), and Cognitive Network (Software and Services) on an annual basis in Management’s Discussion & Analysis beginning with the FY 2024 10-K. The Company will revise its disclosure to include the following language:

Securities and Exchange Commission

Division of Corporation Finance

January 24, 2025

“The Company currently sells its products and services to three primary types of customers, Cloud and AI Titans, Enterprise and Providers. The percentage of revenue derived from these customers during the current fiscal year was approximately [ ]% from Cloud and AI Titans, [ ]% from Enterprise and [ ]% from Providers.”

“The Company’s main product categories are Core (Data Center and Cloud Networks), Cognitive Adjacencies (Campus and Routing), and Cognitive Network (Software and Services). The percentage of revenue derived from these product categories during the current fiscal year was approximately [ ]% from Core (Data Center and Cloud Networks), [ ]% from Cognitive Adjacencies (Campus and Routing), and [ ]% from Cognitive Network (Software and Services).”

However, the Company believes that disclosing this information on a quarterly basis is not material to an investor’s understanding of the Company’s business, changes in financial condition and results of operations and therefore not required under Item 303 of Regulation S-K.

The Company believes that quarter to quarter changes in the Company’s revenue mix across customer or product categories do not reflect known trends that are reasonably likely to have a material impact on the Company’s business, financial condition and results of operations. As the Company has disclosed in its Forms 10-K and 10-Q, revenue from its large customers represents a significant portion of the Company’s revenue and is highly unpredictable and variable from quarter to quarter. This volatility is primarily due to the nature and complexity of the large customers’ business models which involve the purchase and deployment of large quantities of network infrastructure solutions, including our products, to construct and expand their cloud data centers. The timing of these orders, the types of products purchased by these customers, the deployment cycles for these products, the evaluation, testing and qualification process for our products, and changes in the demand patterns specific to these customers are all highly variable from quarter to quarter. In addition, we expanded the Cloud Titan category in the third quarter of 2023 to include “AI Titans”, which has increased the quarterly volatility due to the nature, size and complexity of AI customer projects. Furthermore, revenue from customer orders may span different categories depending on the nature of the customer’s project and use case. This, in turn, has and continues to cause volatility in the quarterly revenue results across our customer and product categories and does not reflect known trends that are reasonably likely to have a material impact on our business, financial condition or operating results.

As such, while the customer and product category information is among various types of information provided to the CODM, the Company does not consider such quarterly information to be material to management’s understanding of the financial performance of the Company nor useful in management’s decision making about the business because it is highly variable from quarter to quarter and does not reflect the underlying trends of the business that are reasonably likely to have a material impact on the Company’s business, financial condition and results of operations. To further support that the CODM does not use quarterly customer and product category information to make resource allocation and business decisions, we note that the Company’s business is not organized by customer category. The Company’s network switching and routing products, including its single Extensible Operating System (EOS®), are developed by the same engineering team and sold across the Company’s customer base. In addition, the percentage mix of revenue across our customer and product categories does not impact the Company’s revenue and earnings trends or provide insight into the overall revenue for our products and services on a quarterly basis. Therefore, we believe such quarterly information does not materially impact our reported operating results, reflect underlying trends in our business, or would enhance a reader’s understanding of our operating results.

Securities and Exchange Commission

Division of Corporation Finance

January 24, 2025

In contrast, we do consider this information to be meaningful on an annual basis because management and our CODM analyze and evaluate long-term business trends during its annual planning cycle to understand and operate the business. Such information presented over a full year provides a more complete and informative picture of our financial performance and any underlying business trends. In light of this, the Company decided to provide the percentages of revenue for its customer and product categories to investors on our earnings calls regarding our annual results and will now also include the same information in Management’s Discussion & Analysis in future Forms 10-K. With respect to the Company’s customer and product categories, however, the Company believes that disclosure of the relative percentage mix of revenue for these categories on a quarterly basis is immaterial and, therefore, quarterly disclosure of these categories is not required under Item 303(a) of Regulation S-K.

*****

Securities and Exchange Commission

Division of Corporation Finance

January 24, 2025

Please direct your questions or comments regarding the Company’s responses to me at (408) 547-5588 or Mark Baudler of Wilson Sonsini Goodrich & Rosati Professional Corporation, outside counsel to the Company at (650) 493-9300. Thank you for your assistance.

Sincerely,

/s/ Chantelle Breithaupt
Chantelle Breithaupt
Chief Financial Officer

cc:	Jayshree V. Ullal, Chief Executive Officer, Chairperson and President, Arista Networks, Inc.

Chantelle Breithaupt, Chief Financial Officer, Arista Networks, Inc.

Marc Taxay, Senior Vice President, General Counsel, Arista Networks, Inc.

Wendy Craig, Ernst & Young LLP